
July 31, 2020

Brian L. MacNeal
Chief Financial Officer
Armstrong World Industries, Inc.
2500 Columbia Avenue
Lancaster, Pennsylvania 17603

>   **Re: Armstrong World Industries, Inc.**
>   **Form 10-K for the Year Ended December 31, 2019**
>   **File No. 001-02116**

Dear Mr. MacNeal:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing